(Translation)

Deed of Assignment of Equity

Assignor / Party A : Pretty Mountains Holdings Limited

Assignee / Party B : A Power Agro Agriculture Development (Macau) Limited

Qinghai Sanjiang A Power Agriculture Company Limited (hereinafter referred to as “the Joint Venture Company”) was established by Qinghai Province Sanjiang Group Company Limited, Guangzhou City Garwor Company Limited and Pretty Mountain Holdings Limited, on May 25, 2009, with a registered capital of US$1.40 million, of which Party A holds 45% of the equity thereof.  Party A and Party B hereby mutually agree on the following in respect of the transfer and assignment of the equity in accordance with the laws the People’s Republic of China on Sino-Foreign Cooperative Enterprises, the Rules for the Implementation of Sino-Foreign Cooperative Enterprises and the Provisions Concerning the Capital Contributions by the Parties to Sino-Foreign Joint Ventures:

1.       Party A, who holds 45% of the equity of the Joint Venture Company, should pay US$630,000.00 towards the capital in cash in accordance with the provisions of the joint venture agreement, and in view of the failure of Party A to pay the same, Party A hereby transfer and assign the 45% equity interest in the Joint Venture Company unto Party B without for free.

2.       Party B unconditionally accepts the assignment of all the related rights and obligations in the Joint Venture Company from Party A.

3.       The parties hereto shall register the changes with Department of Industry and Commerce after this Deed of Assignment has come into effect.

4.       This Deed is made in printed and signed in 4 copies, with each party holding two copies respectively.

Assignor :      (Seal of Pretty Mountains Holdings Limited)

(Signed)

Assignee :      (Seal of A Power Agro Agriculture Development (Macau) Limited)

(Signed)
September 28, 2009